March 6, 2006

via U.S. mail and facsimile

Michael F. Golden
President and Chief Executive Officer
Smith & Wesson Holding Corporation
2100 Roosevelt Avenue
Springfield, MA  01104

	RE:	Smith & Wesson Holding Corporation
Form 10-K for the fiscal year ended April 30, 2005
Forms 10-Q for the fiscal quarters ended October 31, 2005 and July
31, 2005
		File No. 1-31552


Dear Mr. Golden:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

	If you have any further questions regarding our review of your filings, please contact Meagan Caldwell at (202) 551-3754 or, in her absence, Jeanne Baker, Assistant Chief Accountant at (202) 551-
3691.


							Sincerely,



							Rufus Decker
							Accounting Branch Chief




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Mr. Gary T. Steele
March 9, 2005
Page 1 of 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE